August 9, 2005


Mail Stop 6010

Lawrence M. Christian
Chief Financial Officer
Antares Pharma, Inc.
707 Eagleview Boulevard, Suite 414
Exton, Pennslvania 19341

Re:	Antares Pharma, Inc.
	Post Effective Amendment on Form S-3
      Filed July 22, 2005
	         File No. 333-109114
Dear Mr. Christian
      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page
1. If your filing is based on Rule 429, please say so and identify the appropriate registration statement in accordance with the requirements of Rule 429(b).

Prospectus
2. We note your reference on page 18 to information in previous prospectuses. Information in prospectuses may not be incorporated by reference to a prior prospectus. Instead, you must file a prospectus that includes all of the information that would be required in a prospectus relating to all offerings that the rule 429 prospectus covers, including a complete, current selling shareholders table.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Before the amended registration statement is declared
effective
pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      You may contact Jay Mumford at (202) 824-5348 or me at (202) 942-3617 with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	Morris M. Sherman, Esq.